                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 11-K


    X     Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
  -----   For the fiscal year ended December 31, 1999


                                      OR

          Transition Report Pursuant to Section 15(d) of the Securities Exchange
  -----   Act of 1934

          Commission File Number 000-25137

          A. Full title of the plan and the address of the plan, if different from the issuer named below:

                    Concur Technologies, Inc. 401(k) Plan

          B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Concur Technologies, Inc.
                             6222 185th Avenue NE
                           Redmond, Washington 98052

                             REQUIRED INFORMATION

                           Concur Technologies, Inc.
                                  401(k) Plan

                             Financial Statements
                           and Supplemental Schedule


                         Year Ended December 31, 1999



                                   Contents

Report of Independent Auditors.........................................   1

Audited Financial Statements

Statements of Assets Available for Benefits............................   2
Statement of Changes in Assets Available for Benefits..................   3
Notes to Financial Statements..........................................   4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
 at End of Year........................................................  10

Signatures.............................................................  11

Index to Exhibits......................................................  12

                        Report of Independent Auditors

Retirement Committee
Concur Technologies, Inc. 401(k) Plan

We have audited the accompanying statements of assets available for benefits of Concur Technologies, Inc. 401(k) Plan as of December 31, 1999 and 1998, and the related statement of changes in assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                           /s/ Ernst & Young LLP

Seattle, Washington
May 12, 2000

                           Concur Technologies, Inc.
                                  401(k) Plan

                  Statements of Assets Available for Benefits



                                                          December 31
                                                     1999            1998
                                                 ----------------------------
Assets
Investments                                        $5,632,037      $1,976,886

Participant contribution receivables                        -          37,050
                                                 ----------------------------
Assets available for benefits                      $5,632,037      $2,013,936
                                                 ============================



See accompanying notes.

                           Concur Technologies, Inc.
                                  401(k) Plan

             Statement of Changes in Assets Available for Benefits

                         Year Ended December 31, 1999



Additions to assets attributed to:
  Investment income:
    Net realized and unrealized appreciation in the
     fair value of investments                                  $  596,900
    Interest and dividend income                                   106,317
    Interest on participants' loans                                 12,000
                                                              --------------
                                                                   715,217
  Contributions:
    Participants                                                 1,541,549
    Participants rollovers                                         738,670
                                                              --------------
                                                                 2,280,219
  Transfer of net assets from Seeker Software, Inc.
   401(k) Plan (Note 4)                                          1,009,274
                                                              --------------
Total additions                                                  4,004,710


Deductions from assets attributed to:
  Benefits paid to participants                                   (386,609)
                                                              --------------
Net increase in assets available for Plan benefits               3,618,101

Assets available for benefits:
  Beginning of year                                              2,013,936
                                                              --------------
  End of year                                                   $5,632,037
                                                              ==============




See accompanying notes.

                           Concur Technologies, Inc.
                                  401(k) Plan

                         Notes to Financial Statements

                               December 31, 1999


1.  Description of the Plan

The following description of the Concur Technologies, Inc. 401(k) Plan (the
Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of Concur Technologies, Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

All employees of the Company not subject to a collective bargaining agreement are eligible to participate in the Plan.

Contributions

Participants may elect to defer and contribute up to 20% of their pretax annual compensation, as defined in the Plan document, subject to approval of the Plan administrator. Participants may also contribute amounts representing rollover distributions from other qualified plans. Company contributions, if any, are at the discretion of the Company's Board of Directors. The Company did not contribute to the Plan during 1999. Upon enrollment, a participant may direct employee and employer contributions in whole percentage increments to any of the Plan's fund options. Participants may change their investment options at any time.

Participant Accounts

Each participant's account is credited with the participant's contributions, allocations of the Company's contributions, if any, forfeitures of unvested balances of terminated participants, and Plan earnings. Company contributions and forfeitures are allocated to participants' accounts based on participants' compensation compared to overall Company compensation. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested individual account.

                           Concur Technologies, Inc.
                                  401(k) Plan

                   Notes to Financial Statements (continued)


1.  Description of the Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contributions portion of their accounts plus actual earnings thereon is based on the number of years of continuous service, as defined by the Plan document. A participant is 100% vested in Company contributions after three years of credited service.

Participant Loans

Subject to the approval of the Plan administrator, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a fixed rate which is established based on the current prime rate plus 1% at the time of the loan. Principal and interest are paid ratably through monthly payroll deductions and the balance of the loan can be paid in full at any time.

Benefit Payments

Upon retirement, death, or disability, a Plan participant's account becomes fully vested and the participant may elect to receive a benefit payment. Benefits are generally payable as a lump-sum except in the event of a participant's death, in which case payment to a beneficiary may be deferred for up to five years or may be paid over the beneficiary's life expectancy. All benefits must be paid when a participant reaches age 70-1/2. A participant may also elect to seek a hardship withdrawal as defined in the Plan document in certain cases of financial need. Upon severance of a participant's employment for reasons other than death, disability, or retirement, the participant may elect to receive a lump-sum benefit payment. The Plan requires that benefits must be paid regardless of election if a participant's employment is terminated prior to retirement, death, or disability, and the participant's vested benefit under the Plan is $3,500 or less.

                           Concur Technologies, Inc.
                                  401(k) Plan

                   Notes to Financial Statements (continued)


1.  Description of the Plan (continued)

Administrative Expenses

Administrative expenses are paid by the Plan unless the Company elects to pay such costs. The Company paid the Plan's administrative expenses in 1999.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.  Summary of Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. The shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                           Concur Technologies, Inc.
                                  401(k) Plan

                   Notes to Financial Statements (continued)


2.  Summary of Accounting Policies (continued)

Reclassification

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

3.  Plan Amendment

On September 22, 1999, the Plan was amended for the adoption of the stock ownership component of the Plan. The amendment gives each participant in the Plan the right to purchase common stock of the Company as an investment option.

4.  Plan Merger

On June 1, 1999, pursuant to a Merger Agreement dated May 31, 1999 among the Company and Seeker Software, Inc., the Company acquired all of the outstanding capital of Seeker Software, Inc. Subsequently, the Plan was amended to merge the Seeker Software, Inc. 401(k) Plan (the Seeker Plan) into the Plan on September 30, 1999 and, as a result, the net assets of the Seeker Plan were transferred into the Plan on the date of the plan merger.

5.  Investments

During 1999, the Plan's investments appreciated in fair value as determined by quoted market prices as follows:

                                                                Net realized
                                                               and Unrealized
                                                                Appreciation
                                                                in Fair Value
                                                               of Investments
                                                               --------------
Mutual funds                                                         $562,471
Common stock - Concur Technologies, Inc.                               30,689
Collective trust fund                                                   3,415
Money market fund                                                         325
                                                               --------------
                                                                     $596,900
                                                               ==============

                           Concur Technologies, Inc.
                                  401(k) Plan

                   Notes to Financial Statements (continued)


5.  Investments (continued)

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

                                                           December 31
                                                       1999           1998
                                                 ----------------------------
Vanguard Index Trust 500 Fund                       $2,121,362      $693,407
Baron Asset Fund                                       747,032       408,587
Alliance Quasar Fund                                   487,271       372,627
Gam International Fund                                 435,545       271,890
Columbia Common Stock Fund                             425,037             -

Included in investments at December 31, 1999 are participant-directed investments in common stock of the Company with an aggregate fair value of $109,834. Purchases and sales of the common stock of the Company during the year ended December 31, 1999 totaled $85,093 and $2,658, respectively.

6.  Differences Between Financial Statements and Form 5500

Following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

                                                          December 31
                                                      1999           1998
                                                 -----------------------------
Assets available for benefits per the
 financial statements                              $5,632,037     $2,013,936
Amounts allocated to withdrawn participants          (118,101)       (82,962)
                                                 -----------------------------
Net assets available for benefits per the
Form 5500                                          $5,513,936     $1,930,974
                                                 =============================

                           Concur Technologies, Inc.
                                  401(k) Plan

                   Notes to Financial Statements (continued)


6.  Differences Between Financial Statements and Form 5500 (continued)

Following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                               December 31,
                                                                   1999
                                                              --------------
Benefits paid to participants per the financial statements       $386,609
Add: Amounts allocated on Form 5500 to withdrawn
 participants at December 31, 1999                                118,101
Less: Amounts allocated on Form 5500 to withdrawn
 participants at December 31, 1998                                (82,962)
                                                              --------------
Benefits paid to participants per the Form 5500                  $421,748
                                                              ==============

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

7.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                           Concur Technologies, Inc.
                                  401(k) Plan
                          EIN: 91-1608052, Plan: 001

                              Schedule H, Line 4i

        Schedule of Assets Held for Investment Purposes at End of Year

                               December 31, 1999


                                                             (c)
                    (b)                           Description of Investment,                 (e)
        Identity of Issue, Borrower            Including Maturity Date, Rate of     (d)    Current
(a)       Lessor, or Similar Party             Interest, Par, or Maturity Value     Cost    Value
----------------------------------------------------------------------------------------------
        Schwab Government Money Fund           Money market fund                    (1)    $  158,307
        Baron Asset Fund                       Mutual fund                          (1)       747,032
        Columbia Balanced Fund                 Mutual fund                          (1)       211,929
        Columbia Common Stock Fund             Mutual fund                          (1)       425,037
        Columbia Fixed Income Fund             Mutual fund                          (1)        23,866
        Columbia Growth Fund                   Mutual fund                          (1)       129,683
        Columbia International Stock Fund      Mutual fund                          (1)       255,120
        Columbia Special Fund                  Mutual fund                          (1)       164,949
        Gam International Fund                 Mutual fund                          (1)       435,545
        Pimco Total Return Fund                Mutual fund                          (1)       153,393
        Vanguard Index Trust 500 Fund          Mutual fund                          (1)     2,121,362
        Alliance Quasar Fund                   Mutual fund                          (1)       487,271
 *      Concur Technologies, Inc.              Common stock                         (1)       109,834
        Morley Stable Value Fund               Collective trust fund                (1)        98,358
 *      Participant Loans                      Loans with interest rates
                                                ranging from 8% to 10%,
                                                maturing through May 2013            -        110,351
                                                                                           ----------
                                                                                           $5,632,037
                                                                                           ==========

(1) Historical cost information is not required because assets held for investment purposes are participant-directed investments.
 *   Party-in-interest to the Plan.

                                  SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized


                                     Concur Technologies, Inc. 401(k) Plan
                                     ---------------------------------------
                                          (Name of Plan)

Date June 27, 2000                   By /s/ MICHAEL W. HILTON
                                        ------------------------------------
                                          (Signature)

                                          Michael W. Hilton
                                          Plan Trustee

                               INDEX TO EXHIBITS

23.1  Consent of Ernst & Young LLP, Independent Auditors.



                                                                              12